FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date February 13, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE: February 13, 2007

NEWS RELEASE 07-05

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER REPORTS DRILL RESULTS WITH 84.59 METERS GRADING 0.99% COPPER, INCLUDING 21 METERS GRADING 1.93% COPPER AND 9.5 G/T SILVER AT BAHUERACHI.

Tyler Resources Inc. is very pleased to announce further drill results from its ongoing drill program at the Bahuerachi project, Mexico.

Assay data from 2 deepened RC drill holes and one new diamond drill hole have been received for drilling completed since startup in January. All drill holes intersected their targets in areas where mineralized material had not been previously modeled and will assist in expanding the Main Zone Deposit resource base during the next resource estimate recalculation.

Significant results for these drill holes are presented in the following table and discussed below.  Drill hole collar locations are shown on the attached drill plan map.  Sections for these drill holes will be updated once planned drilling per section is completed.

Significant intervals, Main Zone

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-110	7.37	107	84.59(1)	0.99	0.07	10.4	trace	0.002	Sediments/limestone skarn/porphyry
Including	9	30	21	1.93	0.04	9.5	trace	trace	Sediments/marble
And	77.25	98.7	19.95(2)	1.75	0.24	25.8	trace	0.002	Skarn

RC-68 (3)	157.01	231.49	74.48	0.55	0.06	4.8	0.15	0.02	Sediments/skarn/porphyry
Including	201.09	220.85	19.76	1.32	0.17	11.8	0.45	0.002	Skarn

RC-66 (4)	158.53	204.13	45.60	0.30	0.04	3.7	0.19	0.005	Skarn/porphyry

(1)

Excluding 5.45 meters unmineralized dykes and 9.59 meters of no core recovery due to sloughing and/or presence of old underground workings.

(2)

Excluding 1.5 meter of no core recovery.

(3)

New meterage, RC hole reentry and completion.  Hole ends in 0.71% copper mineralization.

(4)

New meterage, RC hole reentry and completion.  Hole ends in 0.76% copper mineralization.

Tyler continues to be pleased with the results of the ongoing drilling which validate the current block model and its use as an efficient targeting tool.

Field Update

Drilling is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the initial resource estimate (deepening of RC holes) as well as aiming to upgrade certain areas within the porphyry in terms of resource classification from the inferred to indicated category (DDH-BAH-112,113).

Results currently outstanding include core holes BAH-109 (bottom), BAH-111 as well as the deepened portions of RC 67 and 69 (see attached location map).

February 13, 2007

About Tyler

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 07-05

NORTH
Expanded Claim block (Bahuerachi 5)
RC 39/40
RC 38
RC 37
D 80
D 74
D 87
D 84
D 82
D 92
D 89
Colome Skarn Trend
North Porphyry
RC 55/56
D 102
D 100
D 98/99
D 95/97
RC 57
RC 58
RC 54
RC 53
RC 52
RC 45
RC 46
RC 44
RC 47
RC 48
DDH 107
DDH 105/06
D- 63
D- 59
DDH-BAH 103
DDH-BAH 112
DDH-BAH 108
DDH-BAH 109
DDH-BAH 113
DDH-BAH 110/111
RC-66
RC-68
RC-64-65
RC-63
RC-67
RC-70
RC-69
DDH-47/48
Rc25-26
Rc29
Rc27-28
Rc 41
Rc 30/42
Rc 43
Rc31
Rc32-33
Rc34-35
Rc36
RC 62
RC 61
RC 59/60
D-51
D- 73
D- 72
D- 71
D- 70
D- 66
South/Goat Porphyry
Bahuerachi 2 claim outline
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km